Exhibit 3.4

ASSIGNMENT AGREEMENT

THIS ASSIGNMENT AGREEMENT is made as of December 01, 2020, by and between:

UC ASSET LP, a limited partnership incorporated in the State of Delaware, with principal office at 2299 Perimeter Drive, Suite 120, Atlanta, Georgia 30341 (the "Assignor"), AND

Hotal LLC, a limited liability company incorporate in the State of Georgia, with principal office at 2299 Perimeter Drive, Suite 120, Atlanta, Georgia 30341 (the "Assignee")

WHEREAS:

The Assignee is a wholly owned subsidiary of the Assignor, and the Assignor intends to capitalize Assignee with intangible assets which are owned by the Assignor and are completely free to be assigned.

The Assignor wishes to assign and transfer to the Assignor, and the Assignor wishes to accept the assignment and transfer from the Assignor, the rights of certain intangible assets as listed below;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises, the mutual covenants and agreements herein contained and other valuable consideration (the receipt and sufficiency of which is hereby acknowledged by the parties), the parties agree as follows:

11.	The Assignor absolutely assigns, transfers and sets over unto the Assignee all right, benefit and interest that the Assignor is entitled to or possessed of, in, to or under the ownership of the following intangible assets (collectively the “Assigned Rights”).

●	Unlimited right to use brand name “HOTAL” or “Hotal”, standing for Home Office: Travel And Lifestyle. And

●	Unlimited right to use the domain name thehotal.com.

Titles of the Assigned Assets shall remain with the Assignor and shall not be included in this assignment.

12.	The Assignee assumes, covenants and agrees to be responsible for all obligations of the Assignor under the Debts and the Assignee agrees that it will be bound by the Debts as fully as if it had been an original party to the Debts.

13.	The assignment of the Assigned Rights shall not be transferable.

14.	The assignment shall terminate immediately when either:

1)	Both parties agree in written to terminate the assignment; OR

2)	The assignee files to be liquidated, terminated, dissolved or for bankruptcy protection.

15.	All grants, covenants, provisos, agreements, rights, powers, privileges, and liabilities contained in this Agreement will be read and held as made by and with, granted to and imposed upon, the respective parties hereto, and their respective successors, and assigns.

16.	This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties executing such counterparts, and all of which together shall constitute a single document. Except as otherwise stated herein, in lieu of the original documents, a facsimile transmission or copy of the original documents shall be as effective and enforceable as the original.

IN WITNESS WHEREOF the parties hereto have executed or caused this Agreement to be executed as of the date above written.

UC ASSET LIMITED PARTNERSHIP		HOTAL HOLDINGS LLC

By:		By:
	Authorized Signatory		Authorized Signatory
	Name: Xianghong Wu		Name: Xianghong Wu
	Title: Managing Member of General Parnter		Title: Interim CEO